UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d -101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

　HENRY COUNTY PLYWOOD CORPORATION

(Name of Issuer)

Common Stock, par value $0.001  per share

(Title of Class of Securities)

426650107

(CUSIP Number)

Xiong Luo
6/F No.947,Qiao Xing Road, Shi Qiao Town
 Pan Yu District, Guangzhou
People's Republic of China 510000
(86) 20-84890337

copies to:

Scott C. Kline
Pillsbury Winthrop Shaw Pittman
50 Fremont Street
San Francisco, California 94105-2228
(415) 983-1523

　(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of  8 Pages)

CUSIP No. 426650107	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS

XIONG LUO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,618,207 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,618,207 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,618,207 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.8%(2)

14	TYPE OF REPORTING PERSON
IN

(1) Represents 30,618,207 shares that are jointly held by Xiong Luo and his wife, Lili Mao, indirectly through Logo International Holdings Limited, a PEOPLE’S REPUBLIC OF CHINA ("BVI") limited company owned and controlled by them. Mr. Luo expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2) A total of 83,314,851 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of January 19, 2009. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 426650107	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LILI MAO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,618,207(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,618,207(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,618,207(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.8%(2)

14	TYPE OF REPORTING PERSON
IN

(1) Represents 30,618,207 shares that are jointly held by Lili Mao and her spouse, Xiong Luo, indirectly through Logo International Holdings Limited, a BVI limited company owned and controlled by them. Ms. Mao expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(2) A total of 83,314,851 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of January 19, 2009. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 426650107	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LOGO INTERNATIONAL HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,618,207(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,618,207(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,618,207(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.8%(2)

14	TYPE OF REPORTING PERSON
IN

(1) Represents 30,618,207 shares held by Logo International Holdings Limited, a BVI limited company, which is beneficially owned and controlled by Mr. Luo and Ms. Mao, its sole shareholders.

(2) A total of 83,314,851 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of January 19, 2009. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 426650107	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement (the "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of Henry County Plywood Corporation, a Nevada corporation (the "Issuer"). The Issuer has its principal executive offices at 6/F No.947,Qiao Xing Road, Shi Qiao Town, Pan Yu District, Guangzhou, People's Republic of China 510000.

Item 2. Identity and Background.

(a)

The persons filing this Statement are Mr. Xiong Luo, a natural person ("Mr. Luo"), Ms. Lili Mao, a natural person ("Ms. Mao"), and Logo International Holdings, Limited, a British Virgin Island limited company ("Logo," and together with Mr. Luo, and Ms. Mao, the "Reporting Persons").

(b)

The business address of each of the Reporting Persons is 16/F No.947, Qiao Xing Road, Shi Qiao Town, Pan Yu District, Guangzhou, People's Republic of China 510000.

(c)

The principal occupation of Mr. Luo is Chief Operating Officer of the Issuer. He is also a cofounder of Organic Region Group Limited, a British Virgin Islands limited company ("Organic Region"). Mr. Luo jointly owns and controls Logo with his spouse Ms. Mao.

The principal occupation of Ms. Mao is Administrative Manager. Ms. Mao jointly owns and controls Logo with her spouse Mr. Luo.

Logo is a holding company and it’s principal business is to hold, transact or otherwise deal in the securities of the Issuer. Logo is jointly owned and controlled by Mr. Luo and Ms. Mao.

(d)-(e)

During the five years preceding January 15, 2009 (the date that the Reporting Persons initially became subject to Schedule 13D reporting requirements as a result of the Merger (as defined in Item 3 below)) and the five years preceding the date of this filing, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Luo and Ms. Mao are citizens of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On January 15, 2009, the Issuer completed a reverse acquisition transaction through a share exchange with Organic Region, whereby the Issuer issued to the shareholders of Organic Region, including to the Reporting Persons, 81,648,554 shares of common stock, par value $0.001, in exchange for 100% of the issued and outstanding capital stock of Organic Region. Organic Region thereby became the wholly owned subsidiary of the Issuer and its subsidiaries became subsidiaries of the Issuer. Logo was issued a total of 30,618,207 shares of common stock of the Issuer in exchange for its share of the ownership in Organic Region. As a result of the transaction, Logo and each of Mr. Luo and Ms. Mao, the joint owners of Logo and indirect beneficial owners of Logo’s shares of the Issuer, became subject to Schedule 13D reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

CUSIP No. 426650107	13D	Page 6 of 8 Pages

Item 4. Purpose of Transaction.

On January 15, 2009, the Issuer completed a reverse acquisition transaction through a share exchange with Organic Region, whereby they issued to the shareholders of Organic Region 81,648,554 shares of common stock in exchange for 100% of the issued and outstanding capital stock of Organic Region. Organic Region thereby became the Issuer’s wholly owned subsidiary and its subsidiaries became the Issuer’s subsidiaries. The Reporting Persons acquired the Common Stock pursuant to the share exchange transaction described above. In connection with the share exchange, there were changes to the Issuer’s board of directors which are more fully described in a current report on Form 8-K filed by the Issuer on January 15, 2009 (the "Form 8-K"). Prior to January 15, 2009, the Issuer was a shell company and had no operations.

Except as set forth in this Schedule 13D and the Form 8-K, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

For purposes of Rule 13d-3 promulgated under the Exchange Act, each of Mr. Luo and Ms. Mao beneficially owns and controls the 30,618,207 shares of the Issuer’s common stock held by Logo, representing 36.8% of the outstanding shares of the Issuer’s common stock (based on 83,314,851 shares of common stock outstanding as of January 19, 2009, as reported in the Form 8-K). They jointly own and control the shares held by Logo because they are Logo’s only shareholders. Each of Mr. Luo and Ms. Mao expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b)

Mr. Luo and Ms. Mao have shared voting and dispositive power over the 30,618,207 shares of the Issuer’s common stock that are directly and beneficially owned by Logo. Neither of Mr. Luo nor Ms. Mao has sole voting and dispositive power over any shares of the Issuer’s common stock.

(c)

Other than the transaction described at Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)

No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no arrangements relating to the transfer or voting of securities, finder’s fees, joint ventures, loan arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, related to the shares owned and controlled by the Reporting Persons.

CUSIP No. 426650107	13D	Page 7 of 8 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Share Exchange Agreement, dated January 15, 2009, among the Issuer, Organic Region Group Limited and its subsidiaries and shareholders (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed January 21, 2009).

Exhibit 2

Joint Filing Agreement between, Xiong Luo, Lili Mao and Logo International Holdings Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2009

/s/ Xiong Luo
Name: Xiong Luo
/s/ Lili Mao
Name: Lili Mao LOGO INTERNATIONAL HOLDINGS LIMITED
/s/ Xiong Luo
Name: Xiong Luo Title: President